June 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Frank Wyman

Angela Connell

Re:	MannKind Corporation

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 26, 2025

File No. 000-50865

Dear Frank Wyman and Angela Connell:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2025 with respect to the above-referenced filing (the “Form 10-K”) of MannKind Corporation (the “Company”). For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1.

We note that sales of Tyvaso DPI under your Commercial Supply Agreement (CSA) with United Therapeutics (UT) account for the majority of your Collaboration and services revenue, which increased 90% from $53 million in 2023 to $100.9 million in 2024. Based on your disclosure on page 94 and Section 3.01 of the CSA included as an Exhibit to your filing, it appears that such sales are made to UT on a cost plus margin basis. Given that the increase in your Cost of collaboration revenue in 2024 was only 41% compared to the prior year, it would appear that you achieved higher margins on sales of Tyvaso DPI during 2024 than in 2023. However, your disclosure on page 50 attributes the increase in revenue solely to higher patient demand. Please clarify for us the factors underlying the increase in Collaboration and services revenue and revise your disclosure in future filings accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies that while product sales are made to UT on a cost plus margin basis, collaboration and service revenue also includes the recognition of deferred revenue for pre-production activities under the CSA, such as facility expansion and administrative services. Previously deferred amounts are being recognized as product is delivered over the CSA term based on the measurement of progress. There are no incremental material deferred costs that are associated with the deferred revenue.

In future periodic reports filed with the Commission, the Company will provide the following revised disclosure to clarify the impact of the recognition of deferred revenue in the fluctuation of Collaboration and services revenue (bolded text below represents proposed additions):

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

Collaborations and Services - Net revenue from collaborations and services increased by $47.9 million, or 90%, for the year ended December 31, 2024 compared to the prior year. The increase in revenue was primarily attributable to increased manufacturing volume for product sold to UT and recognition of deferred revenue.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition - Collaboration and Services, page 79

2.

You disclose that revenue under your CSA with UT is recognized for the supply of product at a point in time, once control has transferred to UT. In your auditors’ Critical Audit Matter discussion, they disclose that revenue is recognized based on the measure of progress as the performance obligation is satisfied and that forecasted revenue over the contract term is utilized in determining the measure of progress. Please revise your accounting policy disclosure in future filings to disclose the method used to measure revenue under your CSA as well as the significant judgments used in determining your measure of progress. Please also disclose how any changes in transaction price are recognized.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies that Collaboration and services revenue includes both the sale of product recognized in accordance with purchase orders for the supply of product and the recognition of previously deferred amounts for pre-production activities under the CSA, such as facility expansion and administrative services bundled under the Manufacturing Services performance obligation.

Revenue is recognized for the supply of product at a point in time, once control is transferred to UT in accordance with the purchase orders from the customer which represents distinct contracts and performance obligations and previously deferred amounts related to the Manufacturing Services performance obligation are recognized as product is delivered over the CSA term based on measurement of progress.

Please note the following disclosures presented in Footnote 2 with respect to recognition of sale of product (emphasis added in bold):

“Following the FDA’s approval of Tyvaso DPI, UT began issuing purchase orders for the supply of product, which represents distinct contracts and performance obligations under ASC 606. Revenue is recognized for the supply of product at a point in time, once control is transferred to UT.”

Also, please note the following disclosure presented in Footnote 2 with respect to recognition of deferred revenue related to Manufacturing Services:

“Revenue is recognized based on the measurement of progress as the performance obligation is satisfied and consideration received that does not meet the requirements to satisfy the revenue recognition criteria is recorded as deferred revenue.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

In addition, please note the following disclosure presented in Footnote 11 with respect to recognition of deferred revenue related to Manufacturing Services and sale of product:

“The activities and deliverables under the CSA and UT License Agreement resulted in distinct performance obligations which include the: (1) R&D Services and License, (2) Next-Gen R&D Services, and (3) Manufacturing Services. The Manufacturing Services performance obligation will be recognized as control of manufactured products is transferred to UT. The Company will sell product to UT under individual purchase orders which represent distinct performance obligations and is recognized upon transfer of control.”

We have also disclosed the following in Footnote 11 regarding changes in transaction price:

“The effect of the modification on the transaction price and the measure of progress towards completion was de minimis. Therefore, the modification did not result in a change in the activities and deliverables under the CSA.”

However, in future periodic reports filed with the Commission, the Company will provide the following revised disclosure to clarify the impact of the recognition of deferred revenue in the fluctuation of Collaboration and services revenue (bolded text below represents proposed additions):

Revenue Recognition - Collaborations and Services - The Company enters into licensing, research or other agreements under which the Company licenses certain rights to its product candidates to third parties, conducts research or provides other services to third parties. The terms of these arrangements may include, but are not limited to payment to the Company of one or more of the following: up-front license fees; development, regulatory, and commercial milestone payments; payments for commercial manufacturing and clinical supply services the Company provides; and royalties on net sales of licensed products and sublicenses of the rights. As part of the accounting for these arrangements, the Company must develop assumptions that require judgment such as determining the performance obligation in the contract and determining the stand-alone selling price for each performance obligation identified in the contract.

With respect to the Company’s significant collaboration and service agreement with UT that includes a long-term commercial supply agreement (as amended, the “CSA”), the Company has identified three distinct performance obligations: (1) the license, supply of product to be used in clinical development, and continued development and approval support for Tyvaso DPI (“R&D Services and License”); (2) development activities for the next generation of the product (“Next-Gen R&D Services”); and (3) a material right associated with current and future manufacturing and supply of product (“Manufacturing Services”). Pre-production activities under the CSA, such as facility expansion services and other administrative services, were considered bundled services under the Manufacturing Services performance obligation as required by ASC 606, which were recorded as deferred revenue. Following the FDA’s approval of Tyvaso DPI, UT began issuing purchase orders for the supply of product, which represents distinct contracts and performance obligations under ASC 606. Revenue is recognized for the supply of product at a point in time, once control is transferred to UT, and deferred revenue is recognized as product is delivered over the CSA term based on the estimate of the measurement of progress. See Note 11 - Collaborations, Licensing and Other Arrangements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

If an arrangement has multiple performance obligations, the allocation of the transaction price is determined from observable market inputs, and the Company uses key assumptions to determine the stand-alone selling price, which may include development timelines, reimbursement rates for personnel costs, discount rates, and probabilities of technical and regulatory success. Revenue is recognized based on the measurement of progress as the performance obligation is satisfied and consideration received that does not meet the requirements to satisfy the revenue recognition criteria is recorded as deferred revenue. Current deferred revenue consists of amounts that are expected to be recognized as revenue in the next 12 months. Amounts that the Company expects will not be recognized within the next 12 months are classified as long-term deferred revenue. For further information, see Note 11 - Collaborations, Licensing and Other Arrangements.

The Company recognizes upfront license payments as revenue upon delivery of the license only if the license is determined to be a separate unit of accounting from the other undelivered performance obligations. The undelivered performance obligations typically include manufacturing or development services or research and/or steering committee services. If the license is not considered as a distinct performance obligation, then the license and other undelivered performance obligations would be evaluated to determine if such should be accounted for as a single unit of accounting. If concluded to be a single performance obligation, the transaction price for the single performance obligation is recognized as revenue over the estimated period of when the performance obligation is satisfied. If the license is considered to be a distinct performance obligation, then the estimated revenue is included in the transaction price for the contract, which is then allocated to each performance obligation based on the respective standalone selling prices.

Whenever the Company determines that an arrangement should be accounted for over time, the Company determines the period over which the performance obligations will be performed, and revenue will be recognized over the period the Company is expected to complete its performance obligations. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement, including estimating future revenue to be earned over the CSA contract term to determine the amount of deferred revenue to be recognized in the period.

The Company’s collaboration agreements typically entitle the Company to additional payments upon the achievement of development, regulatory and sales milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as upfront fees and research funding, in the Company’s revenue calculation. If these milestones are not considered probable at the inception of the collaboration, the milestones will typically be recognized in one of two ways depending on the timing of when the milestone is achieved. If the milestone is improbable at inception and subsequently deemed probable of achievement, such will be added to the transaction price, resulting in a cumulative adjustment to revenue. If the milestone is achieved after the performance period has been completed and all performance obligations have been delivered, the Company will recognize the milestone payment as revenue in its entirety in the period the milestone was achieved.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

The Company’s collaboration agreements, for accounting purposes, represent contracts with customers and therefore are not subject to accounting literature on collaboration agreements. The Company grants licenses to its intellectual property, supplies raw materials, semi-finished goods or finished goods, provides research and development services and offers sales support for the co-promotion of products, all of which are outputs of the Company’s ongoing activities, in exchange for consideration. Accordingly, the Company concluded that its collaboration agreements must generally be accounted for pursuant to ASC 606.

For collaboration agreements that allow collaboration partners to select additional optioned products or services, the Company evaluates whether such options contain material rights (i.e., have exercise prices that are discounted compared to what the Company would charge for a similar product or service to a new collaboration partner). The exercise price of these options includes a combination of licensing fees, event-based milestone payments and royalties. When these amounts in aggregate are not offered at a discount that exceeds discounts available to other customers, the Company concludes the option does not contain a material right, and therefore is not included in the transaction price at contract inception. The Company assessed the CSA agreement with UT and determined that a material right existed for the manufacturing services performance obligation. The transaction price is allocated to the material right as well as the remaining performance obligations in accordance with ASC 606. The Company also evaluates grants of additional licensing rights upon option exercises to determine whether such should be accounted for as separate contracts. Any changes in transaction price is assessed by management as follows:

•

To the extent the change in estimated variable consideration relates to performance obligations that have been partially or fully satisfied, the effect of the change is recognized as an adjustment to revenue in the period of the change. This adjustment is recorded on a cumulative catch-up basis, reflecting the amount of revenue that would have been recognized if the revised estimate had been used since contract inception.

•

To the extent the change in estimated variable consideration relates to performance obligations that have not yet been satisfied, the effect of the change is recognized prospectively over the remaining performance period.

3. Pulmatrix Transaction, page 85

3.

Please provide a detailed analysis supporting your accounting treatment for the Pulmatrix Transaction as a business combination under ASC 805-10. Please also provide us with copies of the Bill of Sale and Assignment Agreement, Cross License Agreement and Master Services Agreement and explain your consideration of filing these agreements as Exhibits to your filing. Finally, tell us your consideration of providing disclosure in your future filings describing any material rights or obligations under the contracts.

Response: The Company respectfully acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

Analysis of Accounting Treatment

In determining that the Pulmatrix Transaction was a business combination, we first considered the screening criteria in ASC 805-10-55-5A, which states that “if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.”

In considering the overall transaction, it was determined that we acquired from Pulmatrix, in exchange for assuming certain liabilities: (1) a right of use (“ROU”) asset associated with the assignment and assumption of a lease (“Lease”), (2) laboratory assets (in the form of certain furniture and equipment)(“Lab Assets”), (3) exclusive and non-exclusive rights to develop, use, manufacture, market, offer and sell iSPERSE formulations of clofazimine and insulin, and formulations of iSPERSE with one or more active pharmaceutical ingredients for the treatment of nontuberculous mycobacteria lung disease in humans, endocrine disease in humans, and interstitial lung diseases in humans (collectively, the “iSPERSE License”) and (4) hired substantially all of Pulmatrix’s organized research and development (“R&D”) workforce that would be dedicated to the overall advancement of the Company’s R&D programs.

We valued each of the assets and determined that since multiple assets and asset types were identified and the total fair value of gross assets acquired was not concentrated within any groups of similar assets, a single identifiable asset or similar asset group did not comprise substantially all of the fair value of gross assets acquired and the transaction did not pass the screen test under ASC 805-10-55-5A. See fair value distribution in the table below:

In (‘000s)	Fair Value	% of Total
iSPERSE License	$4,300	23%
ROU asset	10,057	54%
R&D workforce	3,396	18%
Lab assets	959	5%
Total	$18,712	100%

As the screen test was not met, we then determined whether the acquired set of assets acquired includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs in accordance with ASC 805-10-55-5.

ASC 805-10-55-4(a) defines inputs in a business combination as “Any economic resource that creates, or has the ability to contribute to the creation of, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.” We determined that the Company acquired from Pulmatrix certain limited rights to develop, use, manufacture, market, offer and sell delivery methods and formulations involving the iSPERSE technology, as well as the unfettered rights to the premises that are the subject of the Lease (“Premises”) (in the form of the ROU asset for the assumed Lease) and Lab Assets therein, and an organized workforce dedicated to the overall advancement of the Company’s R&D programs. These assets are economic resources that create, and have the ability to contribute to the creation of, outputs when one or more processes are applied to them and thus meet the definition of an input in ASC 805-10-55-4(a).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

ASC 805-10-55-4(b) defines process in a business combination as “Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to contribute to the creation of outputs.”

ASC 805-10-55-5D specifies that “when a set does not have outputs (for example, an early stage company that has not generated revenues), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs only if it includes employees that form an organized workforce and an input that the workforce could develop or convert into output. The organized workforce must have the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to another acquired input or inputs is critical to the ability to develop or convert that acquired input or inputs into outputs. An entity should consider the following in evaluating whether the acquired workforce is performing a substantive process:

a. A process (or group of processes) is not critical if, for example, it is considered ancillary or minor in the context of all the processes required to create outputs.

b. Inputs that employees who form an organized workforce could develop (or are developing) or convert into outputs could include the following:

1. Intellectual property that could be used to develop a good or service

2. Resources that could be developed to create outputs

3. Access to necessary materials or rights that enable the creation of future outputs.”

The acquired workforce possesses the knowledge and expertise to advance R&D efforts through the proper application and use of the Lab Assets within the Premises – including efforts that do not involve iSPERSE technology. The workforce has the ability to execute patented operational processes that are significant and unique and, when applied to the inputs and the materials on-hand, can create outputs, including creating intellectual property that could be used to create products, and provide economic benefits to customers, shareholders, and other stakeholders and thus meets the definition of a process in ASC 805-10-55-4b.

The iSPERSE technology has not been through regulatory approvals and thus there have not been sales of the acquired technology. As such, the Company did not acquire any outputs, as it did not acquire any inventory, continuing revenue contracts, or any other result of inputs and processes applied to those inputs that provide goods or services to customers. As noted above, outputs are not required for an integrated set to qualify as a business. However, the Company did acquire an integrated set of assets and activities in the form of inputs and substantive processes that together significantly contribute to the ability to create output. The integrated set is capable of being conducted and managed by a market participant for the purpose of providing economic benefits directly to customers and stakeholders.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

Based on the foregoing, the Company determined that the acquired set of assets is a business and the transaction should be accounted for as a business combination utilizing the Acquisition Method under ASC 805.

Bill of Sale and Assignment Agreement, Cross License Agreement and Master Services Agreement

As requested, we are supplementally providing the Staff with copies of the Bill of Sale and Assignment Agreement, Cross License Agreement and Master Services Agreement (collectively, the “Agreements”).

The Company determined that the Agreements are not material contracts under Item 601(b)(10) of Regulation S-K and therefore were not required to be filed as exhibits to the Form 10-K.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company advises the Staff that the Bill of Sale and Assignment Agreement and the Cross License Agreement (collectively, the “iSPERSE Agreements”) were not entered into outside the ordinary course of business. As described in the Form 10-K, the Company is a biopharmaceutical company focused on the development and commercialization of innovative therapeutic products and devices to address serious unmet medical needs for those living with endocrine and orphan lung diseases. Along with the hiring of the Pulmatrix’s organized R&D workforce, the purpose of the iSPERSE Agreements is to support the Company’s research and development efforts by providing additional formulation options to utilize in the Company’s development of viable powders for certain drug candidates, such as clofazimine. As such, the Company believes that the iSPERSE Agreements are of a type that ordinarily accompanies its business. Furthermore, the Company advises the Staff that the iSPERSE Agreements do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company is not substantially dependent on the iSPERSE Agreements, as the Company generates significant revenue from its commercial products, none of which utilize any assets or technology acquired through the iSPERSE Agreements. The Company’s product candidate pipeline is also not dependent on the iSPERSE Agreements. As noted above and in the Form 10-K, the Pulmatrix transactions merely provide “additional formulation options.” Additionally, the acquired Pulmatrix workforce possesses the knowledge and expertise to advance R&D efforts, including without the use of iSPERSE technology licensed under the Cross License Agreement. Accordingly, the Company respectfully advises the Staff that it does not consider the iSPERSE Agreements to be “material contracts” under Item 601(b)(10)(i) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 5, 2025

With respect to the Master Services Agreement, this agreement was intended to provide Pulmatrix with an opportunity to utilize the services of the transferred employees, if and when Pulmatrix elected to continue the development of its programs. Although such agreement is not of a type that ordinarily accompanies the Company’s business, it is not material to the Company. At the time of signing, Pulmatrix had no current plans to utilize our services and, in fact, has not subsequently requested that we perform any work under the Master Services Agreement. But even if the Pulmatrix were to utilize our services, neither the provision of such services nor the receipt of payments therefor would be material to our operations. Accordingly, the Company respectfully advises the Staff that it does not consider the Master Services Agreement to be a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company will continue to evaluate in future periods whether the Cross License Agreement rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. The Bill of Sale and Assignment Agreement has been fully performed and the Master Services Agreement is not the type of agreement that could have a material impact on the Company’s operations given its subject matter and scope, and accordingly the Company does not expect either such agreement to potentially become a “material contract” under Item 601(b)(10) in the future.

In future filings, the Company will continue to disclose the material rights and obligations under the Agreements to the extent the Company considers such disclosure to be (i) material or helpful to investors, (ii) necessary to make other disclosures included in such filings, in light of their context, not misleading, or (iii) otherwise appropriate for financial reporting purposes or otherwise.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (818) 661-5000.

Sincerely,

/s/ Christopher Prentiss
Christopher Prentiss
Chief Financial Officer
MannKind Corporation

cc:	Michael E. Castagna

Chief Executive Officer

MannKind Corporation

Asa M. Henin

Cooley LLP